October 10, 2018

Andrew Sagliocca
President and Chief Executive Officer
Esquire Financial Holdings, Inc.
100 Jericho Quadrangle, Suite 100
Jericho, NY 11753

       Re: Esquire Financial Holdings, Inc.
           Registration Statement on Form S-3
           Filed October 5, 2018
           File No. 333-227725

Dear Mr. Sagliocca:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Eric Envall at (202) 551-3234 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Financial
Services